

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 14, 2018

Joseph P. Stingone, Sr.
Chief Executive Officer
Webstar Technology Group, Inc.
4231 Walnut Bend
Jacksonville, Florida 32257

> **Re: Webstar Technology Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2018**
> **File No. 333-222325**

Dear Mr. Stingone:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to state that you are a controlled company and that James Owens owns 97,000,000 shares of your common stock representing 99.7% of the total votes on which shareholders are entitled to vote. Separately, we note that Mr. Owens owns an 80% interest in Soft Tech and controls the voting rights of Webstar Networks Corporation. Please tell us whether Mr. Owens holds all his interests through a holding company, including whether there are other entities for which he holds ownership interests. To the extent he holds all the controlling interests in all the entities through a holding company, please revise your disclosure in the summary section to provide the organizational chart and discuss related conflict of interests.

Prospectus Summary, page 5

The Offering, page 7

2.   Please note that an issuer that files a registration statement under the Securities Act becomes subject to the Exchange Act reporting obligations upon the effectiveness of the registration statement through Section 15(d) of the Exchange Act. In this regard, we note your disclosure that you are not subject to the requirements of the Exchange Act by reason of this offering. Please revise to delete.

Use of Proceeds, page 24

3.   You indicate that a material portion of the net proceeds will be used to pay for the licensing of Gigabyte Slayer and WARP-G. Please revise to disclose that the transaction is with affiliated entities, name the entities you will be acquiring the assets from and your relationship with them, including that you are under common control of James Owens. Also provide a cross reference to the related party transaction section. Refer to Instruction 5 to Item 504 of Regulation S-K. Additionally, to the extent you are able to raise more than the minimum of $3 million but less than 50% of the maximum, please revise (for example, by footnote) to indicate the order of priority of your proposed uses.

4.   You state that, since inception, you have been funded by shareholder loans, and James Owens, your controlling shareholder, loaned you a net total of $30,147 for the period from March 10, 2015 (Inception) to June 30, 2017. Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, if so, please revise to set forth the interest rate and maturity of such indebtedness, as applicable. Where applicable, please revise to discuss the material terms of the loan and file related agreements as exhibits to the registration statement. Refer to Item 601(b) and Instruction 4 to Item 504 of Regulation S-K.

5.   You state that working capital and general corporate purposes include payment of accrued liabilities, sales and marketing costs, salaries and benefits and operating expense. Please expand to quantify the amount you intend to use to pay deferred compensation to the executive officers, directors, and consultants.

Capitalization, page 24

6.   Please revise to clarify that the issuance of both the 17.0 million shares for the acquisition of Webstar eCampus software and the 3.0 million shares to executives, directors and consultants for services rendered are conditioned upon the sale of a minimum of 3.0 million shares in this offering, and disclose the related deadlines, if any.   Also, considering such conditions, revise to include the impact of the intellectual property acquisition in the pro forma as adjusted minimum column rather than in a separate column.

7.   Please revise to include a footnote to your capitalization table to describe how your capitalization may be impacted assuming you sell the maximum number of shares in the offering and enter into the license agreements to acquire Gigabyte Slayer and WARP-G software.

Dilution, page 26

8.   You state that you plan to issue options to purchase 15,000,000 unregistered shares of your common stock to Soft Tech as partial consideration for information technology consulting services. You also state that you will award options to certain members of your board of directors to purchase up to 300,000 shares of common stock. Please revise your table (for example, by footnote) to reflect the options to be issued. Refer to Item 506 of Regulation S-K.

Description of Business, page 29

9.   Please revise to provide the reasonable basis, and provide us with support, for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 31 and 33, without limitation, the following examples:

- "Leadership that can position those offerings as innovative solutions which enable corporate growth and longevity, and position us as a market leader"; (emphasis added)

- "We are not aware of any data compression products or services that can increase data throughput up to six times on mobile devices, as the proprietary Gigabyte Slayer software";

- "We are not aware of any product or services that can allow data to be transmitted, uploaded and downloaded, at speeds of up to 110 MBPS (megabytes per second), as the proprietary WARP-G software";

- "…we believe the licensed Gigabyte Slayer and WARP-G software solutions will become pioneering innovative disruptive technologies to significantly reduce the constraints of data delivery and data commerce facing the public";

- "Our growth strategy is to capitalize on our position as a global leader in our primary markets…"; (emphasis added) and

- "…In the global cable industry, 27 countries have already successfully moved into this model of transforming data usage into a utility business..."

  Clearly mark the specific language in the supporting materials that supports each statement. Please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Technology Services Agreement, page 30

10.   Please file the form of the technology services agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

11.   Please revise your disclosure here or in the business section to describe your plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Employees, page 35

12.   You state that your president and chief executive officer is the only officer devoting his full time to the business, while the remaining executive officers provide services on a part time basis. Section 2.2. of Exhibit 10.1 indicates that the executive should devote his full working time and attention to the business of the company. Please revise to reconcile your disclosure and file all executive employment agreements referenced on pages 49 and 50 as exhibits to the registration statement. Refer to Item 601(b) of Regulation S-K. To the extent your executives work on a part-time basis, please revise to discuss all commitments of senior management, including how their time will be allocated between you and their other commitments, including the amount of time each devotes to the company on a weekly basis. Finally, please clarify, if true, that the executive compensation discussed on page 49 is based on such part-time employment.

Liquidity, Going Concern and Uncertainties, page 37

13.   You state that based on the current business plans and your operating requirements, management believes that the existing cash at June 30, 2017 will not be sufficient to fund operations for at least the next twelve month. Please disclose the minimum number of

months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

Directors and Executive Officers, page 42

14.   You state that James Owens is a member of your board of directors. Please revise to provide the information required by Item 401 of Regulation S-K for Mr. Owens.

Certain Relationships and Related Transactions, page 52

15.   Please revise to identify your promoter(s) and expand your disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

16.   You state that your board of directors has not established any committees, including an audit committee, and the functions of disclosed committees are being undertaken by your board as a whole. We note your disclosure that when transactions with related parties arise, they are referred to the audit committee for consideration for referral to your board of directors for its consideration. Please revise.

17.   Please revise to discuss the principle followed in determining the transaction prices in your arrangements with Soft Tech and Webstar Networks, including who made such determinations and whether the prices were similar to what would have been obtained in an arm's length transaction. To the extent the prices are more or less favorable than would have been obtained in an arm's length transaction, please revise to so state and add a risk factor disclosing that the licenses you will receive from your affiliates may not be worth the disclosed prices because the agreements were negotiated by related parties and were not negotiated at arm's length.

Item 15. Recent Sales of Unregistered Securities, page 60

18.   We refer to your disclosure on pages F-12 and F-13 with respect to the consulting services agreement with iTV Partners.tv, Inc. and Blue Water Acquisitions, LLC-Series 4. Please provide the information required by Item 701 of Regulation S-K with respect to the shares to be issued pursuant to the March 24, 2015 and November 1, 2015 agreements, and file the agreements as exhibits to the registration statement or tell us why they are not material. Refer to Item 601(b) of Regulation S-K.

General

19.   It appears that you are a shell company as defined in Securities Act Rule 405, because your only asset consists of cash and cash equivalents, and you have nominal operations and no revenues since inception. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company. Please

further disclose in appropriate places, including the risk factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also include the undertaking required by Item 512(a)(6) of Regulation S-K.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at (202) 551-3334 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: Lazarus Rothstein, Esq.
        Legal & Compliance, LLC